SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________) *

Duke Mountain Resources, Inc and Subsidiary
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

26441 J 100
(CUSIP Number)

Herdev S. Rayat 1990 Tolmie Street,
Vancouver, BC V6R 4C2
(503) 705-5887
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 26441 J 100

1.			Names of Reporting Persons.

Herdev S. Rayat

2.			Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.			SEC Use Only

4.			Source of Funds (See Instructions) PF

5.			Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.			Citizenship or Place of Organization: Canadian

Number of Shares	7.	Sole Voting Power:	10,000,000
Beneficially Owned	8.	Shared Voting Power:	No
by Each Reporting	9.	Sole Dispositive Power:	10,000,000
Person With	10.	Shared Dispositive Power:	No

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:		10,000,000

12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11):		82%

14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer

	Security:	Common Stock, Par Value $0.001

	Issuer:	Duke Mountain Resources, Inc.

Item 2.	Identity and Background

	(a)	Name of Person Filing:	Herdev S. Rayat
	(b)	Address:	1990 Tolmie Street, Vancouver BC V6R 4C2

	(c)	Occupation:	Businessman
	(d)	Convictions?	No
	(e)	Civil Proceedings?	No
	(f)	Citizenship:	Canadian

Item 3.	Source and Amount of Funds or Other Consideration
Personal Funds
_______________________________________________________________________

Item 4.	Purpose of Transaction
Founders Shares
_______________________________________________________________________

Item 5.	Interest in Securities of the Issuer

(a)	Amount Beneficially Owned:		10,000,000___________________________________
	Percent of Class:		82%
(b)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote:	10,000,000
	(ii)	Shared power to vote or direct the vote:	None
	(iii)	Sole power to dispose or direct the disposition of:	10,000,000
	(iv)	Shared power to dispose or direct the disposition of:	None

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of
the Issuer
None
_____________________________________________________________________

Item 7.	Material to Be Filed as Exhibits
None
_____________________________________________________________________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2009

/s/ Herdev S. Rayat
(SIGNOR)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).